EXHIBIT 12.1
MAXYGEN, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands)

						Three
						months
						ended
	Fiscal Year Ended December 31					March 31,
	2002	2003	2004	2005	2006	2007

EARNINGS:
Loss from continuing operations	$(31,175)	$(30,870)	$(49,086)	$(35,052)	$(16,482)	$(9,839)
Equity in net loss of minority investee	—	500	1,395	—	1,000	—
Plus: fixed charges (see below)	949	2,052	1,754	429	190	46
Less: capitalized interest	—	—	—	—	—	—
Less: preferred stock dividend required for majority owned subsidiary	—	1,279	1,000	167	—	—

Total earnings (loss) to cover fixed charges and combined fixed charges and preferred stock dividend	$(30,226)	$(29,597)	$(46,937)	$(34,790)	$(15,292)	$(9,793)

FIXED CHARGES:
Interest expense	$123	$46	$135	$41	$15	$1
Amortization of debt discount and deferred interest	—	—	—	—	—	—
Estimated interest portion of rental expense	826	727	619	221	175	45
Preferred stock dividend required for majority owned subsidiary	—	1,279	1,000	167	—	—

Total fixed charges	$949	$2,052	$1,754	$429	$190	$46

DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$(31,175)	$(30,370)	$(47,691)	$(35,052)	$(15,482)	$(9,839)